UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Meadow Valley Corporation

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

583185103

(CUSIP Number)

Hoak Public Equities, L.P.
500 Crescent Court, Suite 230
Dallas, Texas 75201
Attention: J. Hale Hoak or Charles D. Warltier
(214) 855-2284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583185103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hoak Public Equities, L.P. (20-1356217)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 273,924 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 273,924 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,924 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.34%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 583185103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hoak Fund Management, L.P. (20-1355992)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 273,924 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 273,924 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,924 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.34%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 583185103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James M. Hoak & Co. (75-2574026)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 273,924 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 273,924 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,924 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.34%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 583185103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James M. Hoak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 273,924 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 273,924 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,924 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.34%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of Meadow Valley Corporation, a Nevada corporation (the “Company”), and amends the original filing on Schedule 13D, dated March 6, 2007, by Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), Hoak Fund Management, L.P. (“HFM”), a Texas limited partnership (HPE’s general partner),  James M. Hoak & Co. (“Hoak & Co.”), a Texas corporation (HFM’s general partner) and James M. Hoak (Hoak & Co.’s controlling shareholder).

Item 2.	Identity and Background
Item 3.	Source and Amount of Funds or Other Consideration
Item 4.	Purpose of Transaction
The Reporting Persons have sent a letter, dated November 7, 2007, to the members of the Board of Directors of the Company, a copy of which is set forth as Exhibit 99.1 to this Amendment.
Item 5.	Interest in Securities of the Issuer
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Letter dated November 7, 2007

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Hoak Public Equities, L.P.
By Hoak Fund Management, L.P. (its general partner)
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Fund Management, L.P.
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

James M. Hoak & Co.

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

/s/ James M. Hoak
James M. Hoak (individually)

Dated: November 7, 2007